SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                        MGT Capital Investments, Inc.
                                (Name of Issuer)

                      Common Stock, par value $0.001 per share
                          (Title of Class of Securities)

                                    55302P202
                                 (CUSIP Number)

                                  December 31, 2012
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 55302P202                  13G/A                   Page 2 of 7 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Hudson Bay Capital Management, L.P.

-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     92,485 shares of Common Stock

                     1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**
OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     92,485 shares of Common Stock

                     1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,485 shares of Common Stock

            1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

            Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

            Warrants to purchase up to 437,500 shares of Common Stock
            (see Item 4)**
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)*, **
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            PN
-----------------------------------------------------------------------------

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

** As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 55302P202                  13G/A                   Page 3 of 7 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     92,485 shares of Common Stock

                     1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 437,500shares of Common
                     Stock (see Item 4)**
OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
                     92,485 shares of Common Stock

                     1,000,000 shares of 6% Series A Convertible Preferred stock convertible into 306,748 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

                     Warrants to purchase up to 437,500 shares of Common Stock (see Item 4)**
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            92,485 shares of Common Stock

            1,000,000 shares of 6% Series A Convertible Preferred stock, convertible into 306,748 shares of Common Stock (see Item 4)*

            Warrants to purchase up to 613,496 shares of Common Stock (see Item 4)*

            Warrants to purchase up to 437,500 shares of Common Stock
            (see Item 4)**
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (See Item 4)*, **
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).


** As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 55302P202                  13G/A                   Page 4 of 7 Pages
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This Amendment No. 1 (this 'Amendment') amends the statement on Schedule 13G filed on June 1, 2012 (the 'Original Schedule 13G' and the Original 13G as amended, the 'Schedule 13G') with respect to the shares of common stock, par value $0.001 per share, (the 'Common Stock') of MGT Capital Investments,
Inc., a Delaware corporation (the 'Company'). Capitalized terms used herein are not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2, 3 and 4 in their entirety as set forth below.


Item 2(a).  Name of Person Filing

      This statement is filed by Hudson Bay Master Fund Ltd., Hudson Bay Capital Management, L.P. (the 'Investment Manager') and Mr. Sander Gerber ('Mr. Gerber'), who are collectively referred to herein as 'Reporting Persons.'

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of the Investment Manager and Mr. Gerber is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

      The address of the principal business office of Hudson Bay Master Fund Ltd. is:

      Walkers SPV Limited, Walker House
      PO Box 908GT, Mary Street
      Georgetown, Grand Cayman
      Cayman Islands

Item 2(c).  Citizenship

      Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

      	Common Stock, par value $0.001 per share (the 'Common Stock')

Item 2(e)   CUSIP Number

      	55302P202
CUSIP No. 55302P202                  13G/A                   Page 5 of 7 Pages
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Item 3.     If this statement is filed pursuant to ss.240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);


(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)
(J), please specify the type of institution: _____________________

Item 4.     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	The information required by Items 4(a) - (c) is set forth in Rows
(5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

	The Company's Prospectus Supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) on January 16, 2013, indicates that the total number of outstanding shares of Common Stock as of January 7, 2013 was 3,251,187. The percentages set forth on Row ll of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock and assumes the conversion of the reported shares of 6% Series A Preferred Stock (the 'Reported Preferred Stock') and the exercise of the reported warrants (the 'Reported Warrants'), in each case subject to the applicable Blocker (as defined below).

CUSIP No. 55302P202                  13G/A                   Page 6 of 7 Pages
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	Pursuant to the terms of the Reported Preferred Stock and certain of the Reported Warrants to purchase up to 613,496 shares of Common Stock, the Reporting Persons cannot convert or exercise any of the Reported Preferred Stock or such Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such conversion or exercise, more than 4.99% of the outstanding shares of Common Stock (the '4.99% Blocker') and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 4.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert or exercise all of the Reported Preferred Stock and these Reported Warrants due to the 4.99% Blocker.

Pursuant to the terms of certain of the Reported Warrants to purchase up to 437,500 shares of Common Stock, the Reporting Persons cannot exercise any of such Reported Warrants until such time as the Reporting Persons would not beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock (the '9.99% Blocker' and together with the 4.99% Blocker, a 'Blocker') and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of these Reported Warrants due to the 9.99% Blocker.

The number of shares of Common Stock into which the Reported Preferred Stock is convertible that is disclosed on rows (6), (8) and (9) of the Reporting Persons' cover pages is determined based on the Conversion Price of $3.26 for every share of Reported Preferred Stock that is beneficially owned.

CUSIP No. 55302P202                   13G/A                  Page 7 of 7 Pages
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SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 6, 2013

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory












/s/ Sander Gerber
SANDER GERBER









DOC ID-18663566.2